UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                              Commission File Number     1-7288


(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
 [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: January 29, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                       PART I - REGISTRANT INFORMATION



                The Bombay Company, Inc.
                 Full Name of Registrant

                           N/A
                Former Name if Applicable

                    550 Bailey Avenue
Address of Principal Executive Office (Street and Number)

                Fort Worth, Texas  76107
                City, State and Zip Code



                      PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



                   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
{checked-box}      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
                         Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                   (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


       On March 22, 2005, The Bombay Company, Inc. (the "Company") announced that, like many other companies in the retail industry, it had reviewed its lease accounting practices and indicated that it planned to restate its previously filed financial statements when it files its Annual Report on Form 10-K for the fiscal year ended January 29, 2005. On March 29, 2005, the Company announced that it was reassessing the manner in which it planned to revise its lease accounting practices in light of additional clarification provided by the staff of the Securities and Exchange Commission. Historically, the Company recognized store lease expenses on a straight-line basis beginning on the date the store opened. This generally had the effect of excluding the store pre-opening build out, fixturing and merchandise stocking periods, during which the Company typically had no rent payments. Based upon the evaluation of its lease accounting practices, the Company will now include in its lease term the store pre-opening build out and merchandising periods. In connection with this determination, the Company is evaluating the applicability of an accounting policy providing for capitalization of pre-opening rent during the store build out and fixturing periods.

       The Company also reassessed its reporting of landlord construction allowances in the statements of cash flows. It has determined that the appropriate accounting treatment is to include such amounts as a component of cash flows from operating activities rather than as a separately identified component of cash flows from investing activities.



       The Company is still evaluating the impact of the aforementioned modifications and the possible impact of a new accounting policy on its financial statements. As a result of this ongoing evaluation, the Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended January 29, 2005 (the "Form 10-K") on a timely basis.

       Additionally, management has not yet completed its testing and evaluation of the Company's internal control over financial reporting as of January 29, 2005 as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board. Accordingly, there can be no assurance that, as a result of the ongoing testing and evaluation of internal control over financial reporting, deficiencies will not be identified or that any deficiencies identified previously or hereafter, either alone or in the aggregate, will not be considered a material weakness in the Company's internal control over financial reporting as of January 29, 2005.

       The Company now expects to file the Form 10-K on or before April 29, 2005. It will include disclosure of the effects of the required adjustments on the Company's audited financial statements for each period presented in the Form 10-K.

                         PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification
 Elaine D. Crowley                    (817)                        347-8218
      (Name)                       (Area Code)                (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
   Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to
   file such report(s) been filed? If answer is no, identify report(s).    {checked-box}  Yes    {square}  No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
   thereof?    {square}  Yes    {checked-box}*  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    *As discussed in Part III of this Form 12b-25, the Company intends to restate its previously issued financial statements. The Company does not believe that the impact of the changes in its accounting for leases will result in a significant change in its results of operations for the last fiscal year.




                           The Bombay Company, Inc.
                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date    April 15, 2005                        By    /s/ Elaine D. Crowley
                                                    Elaine D. Crowley
                                                    Senior Vice President,
                                                    Chief Financial Officer and
                                                    Treasurer